August 17, 2010

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Paul Maritz, the Company’s President and Chief Executive Officer, dated July 20, 2010 (the “Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

We look forward to working with you in enhancing our disclosures in future filings. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

1.

We note that the increase in your deferred revenue is largely driven by increases in deferred maintenance revenue for which you are typically paid in advance. We further note that the company enters into multi-year software maintenance contacts, particularly with your enterprise license agreements. Please tell us when you invoice your customers for the multi-year software contracts (i.e. up-front, annually, etc.) and clarify whether the deferred revenue balance represents all unearned revenue due from your multi-year maintenance arrangements. To the extent that you do not invoice for the entire arrangement up-front, then tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from your multi-year arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog and bookings as part of your MD&A disclosures.

Response:

The Company advises the Staff that we generally invoice our customers up-front for all amounts related to multi-year software maintenance contracts. In very limited circumstances, we invoice customers in future periods for services provided in those future periods (the “Future Period Amounts”), and these Future Period Amounts are not included in deferred revenue until they are invoiced. Pursuant to Item 101(c)(viii) of Regulation S-K, we do not believe that disclosure of these Future Period Amounts is material to an understanding of the Company’s business.

With respect to the Staff’s question regarding the impact of revenues recognized from multi-year arrangements on the variability of our results, we classify deferred revenue as “current” or “non-current” on our balance sheet based upon when we expect to recognize the amounts as revenue. Deferred revenue amounts expected to be recognized as revenue within one year of the balance sheet date are classified as “current,” while amounts expected to be recognized as revenue in periods of greater than one year of the balance sheet date are classified as “non-current.”

We reference the impact of deferred revenue in the “Overview” section of our MD&A on page 43 of the Form 10-K where we note that we recognize our maintenance-related revenues ratably over periods from one to five years subsequent to the initial contract and that we believe that our overall deferred revenue balance improves the predictability of future revenues. We believe that our classification of deferred revenue as current and non-current on our balance sheet is appropriate to provide investors with information regarding the impact of revenues from multi-year arrangements on our future results.

The Company supplementally advises the Staff that, in connection with future filings with the Commission, to the extent that the Company determines that the impact of revenues recognized from multi-year arrangements would significantly impact the variability of our results, the Company will disclose such information in its future periodic reports, as applicable.

Results of Operations

Operating Expenses, page 50

2.

Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. For example, you attribute the increase in sales and marketing expenses to higher salaries and benefits expense and increased spending for the sales and marketing systems infrastructure, which were offset, in part, by reduced travel and entertainment cost and decreased marketing program expenses. Where a material change is attributed to two or more factors, including any offsetting factor, tell us how you considered quantifying each factor that contributed to such change in your MD&A discussion. In addition, tell us your consideration to provide comparative headcount data to assist in explaining the fluctuations in your various operating expenses. We refer to the guidance of Section III. D of SEC Release 34-26831.

Response:

The Company advises the Staff that in preparing its MD&A disclosure, the Company carefully considers the Staff and Commission’s MD&A guidance (the “Guidance”). As is consistent with the Guidance, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures and seeks to eliminate immaterial information that would serve to confuse or dilute the material disclosures. When describing multiple factors that impacted results, the Company primarily uses the following disclosure methods:

•	placing the list of factors in order of magnitude, with the largest factor generally appearing first;

•

providing quantitative data, where material to an understanding of overall financial results or the relevant change in results (for example, on page 54 of the Form 10-K the Company disclosed material quantitative changes in the discussions of investment income and other income (expense) net);

•	using qualitative language that provides context for the relative importance of multiple factors (such as the use of the words “primarily” and “partially offset by”); and

•	providing qualitative discussion of important factors (for example on page 53 of the Form 10-K, the Company discussed the effect of foreign exchange fluctuations on our sales and marketing expenses).

The Company considers in its disclosure the Staff’s Guidance that a company should focus its disclosure on the most material and important factors so as not to dilute disclosure to investors with a significant amount of immaterial information. In this regard, the Company seeks to highlight the material factors in favor of merely quantifying each item as a matter of course. Accordingly, the Company separately discusses on pages 52 through 54 of the Form 10-K those components of its operating expenses that management focuses on in evaluating its operating margin performance.

The Company supplementally advises the Staff that in future filings, the Company will continue to make appropriate disclosure to explain multiple sources of material changes in results by use of meaningful qualitative and/or quantitative statements as is necessary to an understanding of those changes or the Company’s overall financial results. The Staff’s comment regarding providing comparative headcount data also is respectfully noted, and the Company will consider appropriate disclosure in future filings where the Company determines this disclosure material to the overall discussion.

3.	We note from your disclosure on page 53 that certain costs which were previously categorized as cost of service revenues are now being recorded in other operating expense categories in the consolidated statement of income. Tell us the amount of such costs that you reclassified during fiscal 2009 and explain further the reasons for such change.

Response:

The Company supplementally advises the Staff that certain salaries and other employee-related expenses of approximately $11.3 million were misclassified and recorded in cost of service revenues in its 2008 consolidated financial statements. These expenses should have been allocated and recorded to other operating expense categories. The Company does not report gross margin and therefore the misclassification did not impact total operating expenses. The Company evaluated the materiality of the misclassifications and concluded that the amounts were not material to the 2008 consolidated financial statements. Therefore, the Company did not reclassify the 2008 expenses and properly classified the corresponding expenses for 2009 in its 2009 financial statements.

Liquidity and Capital Resources, page 55

4.	We note that your accounts receivable balance increased from December 31, 2008 to December 31, 2009. We further note from your January 25, 2010 earnings call transcripts that the higher receivable balance at year-end 2009 was driven by strong bookings in the fourth quarter of fiscal 2009. Tell us how you considered providing an analysis of days sales outstanding and a discussion of the reasons for changes in accounts receivable for each period presented. We refer you to Item 303(a)(1) of Regulation S-K.

Response:

The Company supplementally advises the Staff that it reviews days sales outstanding (“DSO”) on a quarterly basis. In assessing its disclosure obligations pursuant to Item 303(a)(1) of Regulation S-K, the Company considers the usefulness of the information to investors and whether the item would reasonably likely result in its liquidity increasing or decreasing in any material way.

For the fourth quarters of 2009 and 2008, DSO was 52 and 51 days, respectively. As there was not a material change in DSO between the fourth quarters of 2008 and 2009, we did not believe that an analysis of DSO was a material factor impacting liquidity and therefore did not discuss it as a factor in the “Liquidity and Capital Resources” section of our Form 10-K.

We further believe that the effect of the increase in sales on our accounts receivable balance is not useful or material to investors because, absent a material change in DSO, the amount of accounts receivable during a fiscal period directly correlates to the amount of sales transactions during the same period. With respect to the discussion required by Item 303(a)(1) of Regulation S-K, rather than indirectly discussing the impact of sales performance on liquidity through its impact on accounts receivable, the Company directly discusses those impacts of its sales performance in the fourth quarter of fiscal 2009 that it believes are material and useful to investors in the “Liquidity and Capital Resources” section of the Form 10-K. On page 56 of the Form 10-K in the section entitled “Cash Flows from Operating Activities,” we note that cash provided from operations benefited from increases in year-over-year sales and we precede that section with a discussion of the importance of cash generated by operations as the Company’s primary source of liquidity.

On our January 25, 2010 earnings call, we referenced the impact of strong December sales on accounts receivable during the fourth quarter of 2009 together with DSO to indicate that the increase in accounts receivable was not due to changes in DSO levels, a point that we did not believe was necessary to discuss in the “Liquidity and Capital Resources” section of the Form 10-K given the more direct discussion of the impact of increased sales on liquidity that we included instead.

The Company supplementally advises the Staff that in future filings, to the extent that changes to DSO or accounts receivable are material to the Company’s liquidity or indicative of trends or uncertainties that are reasonably likely to cause liquidity to increase or decrease in a material way, the Company will discuss that information in the MD&A of the relevant filing.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-5160 (telephone) or (650) 427-1050 (facsimile).

Very truly yours,

/s/ ROBYNNE SISCO
Robynne Sisco
Chief Accounting Officer
Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission
Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.
Mark Peek, Chief Financial Officer
Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.
Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.